Exhibit 99.6
CONSENT OF DIRECTOR-NOMINEE
     This Consent of Director-Nominee is delivered in connection with the registration statement on Form S-4 of Dawson Geophysical Company (the “Company”) filed with the Securities and Exchange Commission on June 10, 2011 (as it may be amended from time to time, the “Registration Statement”) for the registration under the Securities Act of 1933, as amended, of shares of common stock issuable in connection with the acquisition of TGC Industries, Inc.
     The undersigned consents to the references made to the undersigned in the Registration Statement and related proxy statement/prospectus as having consented to serve as a director of the Company effective immediately after the completion of the merger contemplated by the Registration Statement and such proxy statement/prospectus.

July 13, 2011	/s/ Wayne A. Whitener
Wayne A. Whitener